Mail Stop 0510

      April 8, 2005

via U.S. mail and facsimile

Ms. Kimberly A. Springsteen
Chief Financial Officer
Commonwealth Income & Growth Fund IV
470 John Young Way
Exton, PA  19341

	RE:	Form 10-K for the fiscal year ended December 31, 2004

		File No. 333-62526

Dear Ms. Springsteen:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 17

2. Please disclose the amount you expect to invest in equipment in 2005 and how you anticipate funding these investments.

Item 9A. Controls and Procedures, page 21

3. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Item 15 - Exhibits, Financial Statement Schedules and Reports on
Form
10-K

4. Please disclose the beginning and ending balances, as well as charges to and deductions from your valuation accounts. See Rules 5-
04 and 12-09 of Regulation S-X.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 12

5. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 19.b. of SFAS 13 discusses how rent should be reported as income over the lease term as it becomes receivable. However, if the rentals vary from a straight-line basis, the income shall be recognized on a straight-line basis unless another basis is more representative of the time pattern in which the benefit from the leased property is diminished. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease revenues.  If, as
we assume, they are taken into account in computing your minimum lease revenues, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Long-Lived Assets, page 13

6. Please disclose the facts and circumstances that led to the impairment of certain assets, as well as a description of the impaired assets. See paragraph 26.a. of SFAS 144.

Accounts Receivable, page 14

7. Please disclose the amount of your allowance for doubtful accounts for each of the two years ended December 31, 2004. See Rule 5-
02(4)
of Regulation S-X.

Note 3 - Computer Equipment, page 15

8. Please disclose that you pay remarketing fees to the leasing companies from which you purchase leases. Please disclose the amounts you have paid in the last three years and the related accounting treatment. Please also disclose the types of other lease acquisition costs you incur and your related accounting treatment for them as well.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Ms. Kimberly A. Springsteen
April 8, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE